Exhibit 99.2

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

FINANCIAL REPORT

At September 30, 2023 and December 31, 2022, and

For the nine months ended September 30, 2023 and 2022

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

Cordyceps Sunshine Biotech Holdings Co., Ltd. and Subsidiaries

Consolidated Balance Sheets

	September 30,	December 31,
	2023	2022

ASSETS
Current assets
Cash and cash equivalents	$16,911	$16,100
Accounts receivable, net	-	149,510
Inventories	4,308	313,530
Advances and prepayments to suppliers	-	9,532
Due from related parties	21,869	-
Other receivable	9,047	12,880
Total current assets	52,135	501,552

Property, plant and equipment, net	1,545,203	1,425,135
Operating lease right of use asset, net	200,384	178,166
Total assets	1,797,722	2,104,853

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	1,366,277	751,135
Accounts payable- related parties	-	263,628
Due to related parties	-	1,386,504
Operating lease liabilities - current	99,055	57,109
Other payable	-	62,754
Total current liabilities	1,465,332	2,521,130
Long term loan payable	414,000	414,000
Operating lease liabilities - noncurrent	101,329	121,057
Total liabilities	1,980,661	3,056,187

Shareholders’ equity
Ordinary shares (par value $0.0001, 500,000,000 shares authorized; 111,120,000 shares issued and outstanding as of September 30, 2023 and December 31, 2022)	11,112	11,112
Additional paid-in capital	221,288	221,288
Retained earnings	(477,490)	(1,224,575)
Accumulated other comprehensive loss	62,151	40,841
Total shareholders’ equity	(182,939)	(951,334)
Total liabilities and shareholders’ equity	$1,797,722	$2,104,853

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the nine months ended September 30,
	2023	2022

Revenue - third parties	$446,785	-
Revenue - related parties	120,246	-
Total net revenues	567,031	-
Cost of revenues - third parties	61,399	-
Cost of revenues - related parties	23,905	-
Total cost of revenues	85,304	-
Gross profit	481,727	-
Operating expenses:
Professional fee	185,940	123,312
General and administrative	188,402	254,908
Total operating expenses	374,342	378,220
Income (loss) from operations	107,385	(378,220)
Other expenses(income)	-	-
Total other expense	-	-
Income(loss) before income taxes provisions	107,385	(378,220)
Income tax provisions	-	-
Net income from continued operations	107,385	(378,220)
Net loss from discontinued operations	(256,947)	(264,827)
Net income(loss)	(149,562)	(643,047)
Other comprehensive income (loss)
Foreign currency translation adjustment	21,310	29,105
Total comprehensive income(loss)	$(128,252)	(613,942)

Earnings per common share
Basic and diluted	$(0.00)	-0.01
Weighted average common shares outstanding
Basic and diluted	111,120,000	100,000,000

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

	Ordinary shares		Additional paid-in	Retained Earnings	Accumulated Other Comprehensive	Total Shareholders’
	No. of shares	Amount	capital	(Deficit)	Income (Loss)	Equity

Balance, January 1, 2022	100,000,000	10,000	222,400	233,801	-	466,201
Net income				(378,220)		(378,220)
Foreign currency translation adjustment					29,105	29,105
Balance, September 30, 2022	100,000,000	10,000	222,400	(144,419)	29,105	117,086

Balance, January 1, 2023	111,120,000	11,112	221,288	(1,224,575)	40,841	(951,334)
Subsidiary spin-off				639,700		639,700
Net income				107,385		107,385
Foreign currency translation adjustment					21,310	21,310
Balance, September 30, 2023	111,120,000	11,112	221,288	(477,490)	62,151	(182,939)

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Nine Months Ended September 30,
	2023	2022
Cash flows from operating activities
Net loss	$107,385	$(378,220)
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,040
Amortization of operating lease right of use asset	(32,108)
Changes in assets and liabilities:
Inventories	4,946
Other receivable	(9,443)
Operating lease liability	32,108
Accounts payable	1,426,169
Interest expense accrued for related party	4,528
Net cash provided by (used in) operating activities from continuing operations	$1,534,625	$(378,220)
Net cash used in operating activities from discontinued operations	57,823	167,659
Net cash provided by (used in) operating activities	1,592,448	(210,561)

Cash flows from investing activities
Purchase of property and equipment	(1,541,551)
Net cash used in investing activities from continuing operations	$(1,541,551)	$-
Net cash provided by investing activities from discontinued operations	4,420	981
Net cash provided by (used in) investing activities	(1,537,131)	981

Cash flows from financing activities
Proceeds from (repayment to ) related party	(4,528)	280,325
Net cash provided by (used in) financing activities from continuing operations	$(4,528)	$280,325
Net cash used in financing activities from discontinued operations	(75,710)	(41,508)
Net cash provided by(used in) financing activities	(80,238)	238,817

Effect on changes in foreign exchange rate	27,354	(111,065)
Net increase in cash, and cash equivalents	2,433	(81,828)
Cash, and cash equivalents, beginning of period	14,541	101,164

Cash, and cash equivalents, end of period	$16,974	$19,336
Less:Cash from discontinued operation	63	11,135
Cash from continued operation, end of period	16,911	8,201
	-	-
Supplemental cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - ORGANIZATION

Cordyceps Sunshine Biotech Holdings Co., Ltd. (“Cordyceps Sunshine Cayman”) was incorporated on May 4, 2020 under the laws of the Cayman Islands. On June 5, 2020, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Cordyceps Sunshine Biotec Co., Ltd (“Cordyceps Sunshine HK”) in Hongkong. On June 5, 2020, Cordyceps Sunshine HK established a wholly owned subsidiary, Chengdu Skyherb Biotechnology Co., Ltd (“Chengdu Skyherb” or “Cordyceps Sunshine WFOE”) in the People’s Republic of China (“PRC”). On November 3, 2021, Cordyceps Sunshine Cayman established a branch (“Cordyceps Sunshine Taiwan Branch”) in Taiwan, Republic of China.

On September 28, 2023, Cordyceps Sunshine Cayman sold all of the equity interest in Cordyceps Sunshine HK and its subsidiary, Chengdu Skyherb, to two individual persons, with a total consideration of $1,152,328.5(RMB8,411,156.95).

On August 17, 2023, Cordyceps Sunshine Cayman established a wholly owned subsidiary, Taiwanofungus Biotech Company Limitd (“Taiwanofungus Company”) in Hongkong.

Cordyceps Sunshine Cayman, its Taiwan branch, and its wholly owned subsidiaries are collectively referred to herein as the “Company”, “we” and “us”, unless specific reference is made to an entity.

The Company focus on cultivating and sales of cordyceps.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). The consolidated financial statements include the accounts of the Company, its Taiwan branch, and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Certain amounts in the prior year’s consolidated financial statements and notes have been revised to conform to the current year presentation. These reclassifications had no impact on the reported results of operations and cash flows.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in United States dollar (“USD”), which is the reporting currency of the Company. The functional currency of Taiwanofungus Company is Hong Kong dollar (“HKD”). The functional currency of Cordyceps Sunshine Taiwan Branch is New Taiwan dollar (“TWD”). The functional currency of Chengdu Skyherb is Renminbi (“RMB”).

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company maintains its books and record in its functional currency. Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. The resulting exchange differences are recorded in the statements of operations.

The reporting currency of the Company is the United States Dollars (“US$”), and the accompanying consolidated financial statements have been expressed in US$. In accordance with ASC Topic 830- 30, “Translation of Financial Statements”, assets and liabilities of the Company whose functional currency is not US$ are translated into US$, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from the translation of financial statements are recorded as a separate component of accumulated other comprehensive gain (loss) within the statements of changes in shareholders’ deficit.

The exchange rates used for foreign currency translation were as follows:

(1)	USD$1 = HKD

Period Covered	Balance Sheet Date	Average Rates
Nine months ended September 30, 2023	7.8312	7.8348
Year ended December 31, 2022	7.8015	7.8306
Nine months ended September 30, 2022	7.85	7.8329

(2)	USD$1 = RMB

Period Covered	Balance Sheet Date	Average Rates
Nine months ended September 30, 2023	7.2755	7.0272
Year ended December 31, 2022	6.8972	6.7290
Nine months ended September 30, 2022	7.1159	6.5981

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through local authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in translation.

(3)	USD$1 = TWD

Period Covered	Balance Sheet Date	Average Rates
Nine months ended September 30, 2023	32.2775	30.9220
Year ended December 31, 2022	30.7300	29.7963
Nine months ended September 30, 2022	31.7917	29.2478

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Statements of Cash Flows

In accordance with FASB ASC 830-230, “Statement of Cash Flows”, cash flows from the Company’s operations is calculated based upon the functional currency. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities on the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and judgments on historical experience and on various other assumptions and information that are believed to be reasonable under the circumstances. Estimates and assumptions of future events and their effects cannot be perceived with certainty and, accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as operating environment changes. Significant estimates and assumptions by management include, among others, estimated life and impairment of long-lived assets, allowance for doubtful accounts, contingencies, valuation of inventories and income taxes including the valuation allowance for deferred tax assets.

While the Company believes that the estimates and assumptions used in the preparation of the financial statements are appropriate, actual results could differ from those estimates. Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the financial statements in the period they are determined to be necessary.

Fair Value of Financial Instruments

The Company adopted ASC 820 “Fair Value Measurements,” which defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. Current assets and current liabilities qualified as financial instruments and management believes their carrying amounts are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and if applicable, their current interest rate is equivalent to interest rates currently available. The three levels are defined as follow:

Level 1:	Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2:	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments (continued)

As of the balance sheet date, the estimated fair values of the financial instruments approximated their fair values due to the short-term nature of these instruments. Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates the hierarchy disclosures each year.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in time deposits, certificates of deposit and all other highly liquid instruments with original maturities of three months or less.

Accounts Receivable

Accounts receivable, net represent the amounts that the Company has an unconditional right to consideration, which are stated at the original amount less an allowance for doubtful receivables. The Company reviews the accounts receivable on a periodic basis and makes general and specific allowances when there is doubt as to the collectability of individual balances. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of operations and comprehensive income (loss). Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is remote. In circumstances in which the Company receives payment for accounts receivable that have previously been written off, the Company reverses the allowance and bad debt.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Inventory

Inventories, consisting of raw materials, work-in-process, and finished goods are stated at the lower of cost or net realizable value utilizing the weighted average method.

Work-in-process inventoried costs on cultivating cordyceps includes direct materials, direct cultivating labor costs, and applicable overhead, which includes fringe benefits, cultivating related utility, and cultivating facilities management salaries and services. To the extent a material amounts of such costs are related to an abnormal event or are fixed costs not appropriately attributable to cordyceps cultivation, they are expensed in the current period rather than inventoried. Inventoried costs include amounts relating to cordyceps cultivation with long-term production cycles, a portion of which is not expected to be realized within one year.

The determination of net realizable value of long-term cordyceps cultivation costs is based upon quarterly reviews of costs incurred and estimated costs to complete the cultivating process. When costs incurred and the estimate to complete exceed the net realizable value of cordyceps cultivated, a loss provision is recorded.

The Company review and identify impaired inventory quarterly, including excess or obsolete inventory, based on expected production usage, abnormal production cycle. Impaired inventories are charged to cost of revenues in the period the impairment occurs. The allowance for inventory impairment are removed from the accounts when the relevant inventory is sold or disposed.

Property, plant and equipment

Property and equipment primarily consist of cultivation equipment, office equipment, furniture, tools and construction in progress. Cultivation equipment, office equipment, furniture and tools are stated at cost less accumulated depreciation less any provision required for impairment in value. Depreciation is computed using the straight-line method with residual value rate of 5% based on the estimated useful lives as follows:

Buildings and cultivation facilities	20 years (by local laws)
Machinery and equipment	3- 10 years
Office equipment and furniture	The less of 5 years or lease term

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statement of income.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No impairment of long-lived assets for the nine months ended September 30, 2023 and 2022.

Operating lease

The Company leases are classified as operating leases in accordance with Topic 842. Under Topic 842, lessees are required to recognize the following for all leases (with the exception of short-term leases) on the commencement date: (i) lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term.

At the commencement date, the Company recognizes the lease liability at the present value of the lease payments not yet paid, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate for the same term as the underlying lease. The right-of-use asset is recognized initially at cost, which primarily comprises the initial amount of the lease liability, plus any initial direct costs incurred, consisting mainly of brokerage commissions, less any lease incentives received. All right-of-use assets are reviewed for impairment. No impairment for right-of-use lease assets incurred for the nine months ended September 30, 2022 and 2021.

Comprehensive Income (Loss)

ASC 220 “Comprehensive Income” established standards for reporting and display of comprehensive income/loss, its components and accumulated balances. Components of comprehensive income/loss include net income/loss and foreign currency translation adjustments. The component of accumulated other comprehensive income (loss) consisted of foreign currency translation adjustments.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company adopted ASC 606 upon inception. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

A performance obligation is a promise in a contract to transfer a distinct goods to the customer and is the unit of account in ASC 606. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised goods or services is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue is recognized for sales of cordyceps at the point in time when the cordyceps are delivered to or picked up by, and accepted by customers. Costs accumulated during the cordyceps cultivating process are recognized as inventory; and charged to cost of goods sold upon cordyceps delivery to or pick up by customers.

The Company’s return policy allows for the return of damaged or defective products, and the Company absorbs the shipping fee for the return. The Management believes the return is immaterial because the customers inspect and accept the goods upon delivery or pick up. There were no return for the nine months ended September 30, 2023 and 2022.

Payments for cordyceps sales received in advance in accordance to the contract is recognized as deferred revenues when received.

Income Taxes

The Company accounts for income taxes under the provision of FASB ASC 740- 10, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

Basic earnings per ordinary share is computed by dividing net earnings attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by dividing net income attributable to ordinary shareholders by the sum of the weighted average number of ordinary share outstanding and of potential ordinary share (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share. For the nine months ended September 30, 2023 and 2022, the Company had no dilutive stocks.

Concentration of Credit Risk

Financial instruments the Company holds that are subject to concentrations of credit risk are cash, restricted cash, notes receivables and accounts receivable arising from its normal business activities. The Company places its cash and restricted cash in what it believes to be credit-worthy financial institutions. The Company routinely assesses the credit status of its customers and, based upon factors surrounding the credit risks, establishes an allowance, if required, for uncollectible accounts. The company believes its accounts receivable and others receivable credit risk exposure beyond such allowance is limited.

Related Parties Transactions

A related party is generally defined as (i) any person that holds 10% or more of the Company’s securities and their immediate families, (ii) the Company’s management, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company, or (iv) anyone who can significantly influence the financial and operating decisions of the Company. A transaction is considered as a related party transaction when there is a transfer of resources or obligations between related parties. Related parties may be individuals or corporate entities.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated. It is not, however, practical to determine the fair value of amounts of related party transactions due to their related party nature.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment Reporting

ASC 280, “Segment Reporting,” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s chief operating decision maker organizes segments within the Company for making operating decisions assessing performance and allocating resources. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

Management determined the Company’s operations constitute a single reportable segment in accordance with ASC 280. The Company operates exclusively in one business and industry segment: cultivating and sales of cordyceps.

Recently Issued Accounting Pronouncements

In August 2020, the FASB issued ASU 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470- 20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815- 40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020- 06”), which simplifies the accounting for certain financial instruments with characteristics of liabilities and equity. This ASU (1) simplifies the accounting for convertible debt instruments and convertible preferred stock by removing the existing guidance in ASC 470-20, Debt: Debt with Conversion and Other Options, that requires entities to account for beneficial conversion features and cash conversion features in equity, separately from the host convertible debt or preferred stock; (2) revises the scope exception from derivative accounting in ASC 815-40 for freestanding financial instruments and embedded features that are both indexed to the issuer’s own stock and classified in stockholders’ equity, by removing certain criteria required for equity classification; and (3) revises the guidance in ASC 260, Earnings Per Share, to require entities to calculate diluted earnings per share (EPS) for convertible instruments by using the if-converted method. In addition, entities must presume share settlement for purposes of calculating diluted EPS when an instrument may be settled in cash or shares. For SEC filers, excluding smaller reporting companies, ASU 2020-06 is effective for fiscal years beginning after December 15, 2021 including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. For all other entities, ASU 2020-06 is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Entities should adopt the guidance as of the beginning of the fiscal year of adoption and cannot adopt the guidance in an interim reporting period. The Company is currently evaluating the impact that ASU 2020-06 may have on its financial statements and related disclosures.

The Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material impact on its the consolidated financial position, statements of operations and cash flows.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 - GOING CONCERN

The financial statements have been prepared “assuming that we will continue as a going concern,” which contemplates that we will realize our assets and satisfy our liabilities and commitments in the ordinary course of business.

The Company has not yet established an ongoing source of revenues and cash flows sufficient to cover the operating costs and allow it to continue as a going concern. The Company incurred loss of $149,562 and $643,047 for the nine months ended September 30, 2023 and 2022, respectively. As of September 30, 2023, the Company had an accumulated deficit of $477,490. These factors among others raise substantial doubt about the ability to continue as a going concern for a reasonable period of time.

In order to continue as a going concern, The Company will need, among other things, additional capital resources. Management’s plan is to obtain such resources by obtaining capital from management sufficient to meet its minimal operating expenses and seeking third party equity and/or debt financing. However, management cannot provide any assurances that the Company will be successful in accomplishing any of its plans. These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Note 4 - ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	September 30, 2023	December 31, 2022
Accounts receivable	$-	$149,510
Less: Allowance for doubtful accounts	-	-
Accounts receivable, net	$-	$149,510

Bad debt expense charged to operations was $0 for the nine months ended September 30, 2023 and 2022.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 - INVENTORIES

Inventories consist of following:

	September 30, 2023	December 31, 2022

Finished goods	$4,308	$207,645
Work-in-progress	-	266,488
Supplies and packing materials	-	12,823
Less: Allowance for obsolete inventory	-	(173,426)
Total, net	$4,308	$313,530

The Company recorded impairment of obsolete or slow-moving inventory of $0 for the nine months ended September 30, 2023 and 2022.

Note 6 - PROPERTY, PLANT AND EQUIPMENT

The following is a summary of property, plant and equipment:

	September 30, 2023	December 31, 2022

Buildings and cultivation facilities	$-	$635,040
Machinery and equipment	1,383,356	1,017,206
Office equipment and furniture	193,456	103,201
Total	1,576,812	1,755,447
Less: Accumulated depreciation	(31,609)	(330,312)
Total property, plant and equipment, net	$1,545,203	$1,425,135

Depreciation expense charged to operations was $31,609 and $12,245 for the nine months ended September 30, 2023 and 2022, respectively.

Note 7 - RELATED PARTY TRANSACTIONS

The Company had transactions with the following related parties:

Nature of Relationship	Name of Related Party
Mr. Szuhao Huang	Director, Chief Executive Officer (“CEO”)
Gasar Biotechnology Co., Ltd	A company controlled by Mr. Szuhao Huang

(1) Sales to related parties

For the nine months ended September 30, 2023, the Company sold newly developed products processed with cordyceps of $120,246 to Gasar Biotechnology Co., Ltd.

Accounts receivable from related parties was zero as of September 30, 2023 and December 31, 2022.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 7 - RELATED PARTY TRANSACTIONS (continued)

(2) Due from related parties

The Company advanced fund to Mr. Szuhao Huang, our CEO, to work on the Company’s projects for the nine months ended September 30, 2023. When the projects were completed, Mr. Huang reported expenses to the Company, which recorded such expenses in the periods incurred.

Balances due from Mr. Szuhao Huang were $21,869 and zero as of September 30, 2023 and December 31, 2022 respectively.

(3) Due to related parties

The Company advanced fund to Mr. Szuhao Huang, our CEO, to work on the Company’s projects. When the projects were completed, Mr. Huang reported expenses to the Company, which recorded such expenses in the periods incurred. In 2022, due to lack of cash resources, Mr. Szuhao Huang made fund to Cordyceps Sunshine Taiwan Branch to finance its operation. These funds are non-interest bearing, non-secured, due on demand, and without a written agreement.

Balances due to Mr. Szuhao Huang were zero and $1,386,504 as of September 30, 2023 and December 31, 2022 respectively.

Note 8 - LEASES

The Company has operating leases for corporate offices and employees’ accommodation. These leases have remaining lease terms of 6 months to 4 years. The Company has elected to not recognize lease assets and liabilities for leases with a term less than twelve months.

The Operating lease right-of-use assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The discount rate used to calculate present value is incremental borrowing rate or, if available, the rate implicit in the lease. The Company determines the incremental borrowing rates for these leases based primarily on lease terms were 4.75% in PRC, and 3.94% in Taiwan.

As of September 30, 2023, the future maturity of lease liabilities is as follows:

For the years ended September 30,	Operating Leases
2024	$85,732
2025	85,732
2026	30,108
Total undiscounted cash flows	201,572
Less: imputed interest	1,188
Present value of lease liabilities	200,384
Less: current portion	99,055
Non-current lease liabilities	$101,329

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 - LONG-TERM LOANS PAYABLE

In June 2020 through September 2020, Cordyceps Sunshine Cayman entered into loan agreements to borrow totally $414,000 from six individuals to finance its operation. These loans were non-interest bearing, non-secured, and had a term of one year which was subsequently extended two more years. The outstanding balance of these loans amounted to $414,000 as of September 30, 2023 and December 31, 2022.

Note 10 - EQUITY CAPITAL

On May 4, 2020, Cordyceps Sunshine Cayman issued 1 common shares to Sertus Nominees (Cayman) Limited, and Sertus Nominees (Cayman) Limited then transferred the share to Mr. Szu Hao Huang.

On July 17, 2020, Cordyceps Sunshine Cayman repurchased all of the share of Mr. Szu Hao Huang and issued a total of 100,000,000 shares with a par value of $0.0001 per share for $10,000, which was subsequently received in 2021.

On August 13, 2021, the Company entered private replacement subscription agreements with 65 investors to offer a total of 11,120,000 shares of common stock, at a price of $0.02 per share for an aggregate purchase price amount of $222,400, which was received in 2021 and recorded as common stock to-be issued as of December 31, 2021, because such shares were subsequently issued in July 2022.

The balance of ordinary shares were $11,112 as of September 30, 2023 and December 31, 2022.

Note 11 - INCOME TAXES

Cayman Islands

Under the current laws of Cordyceps Sunshine Cayman is not subject to tax on income or capital gain. In addition, payments of dividends by the Company to their shareholders are not subject to withholding tax in the Cayman Islands.

Hong Kong

Cordyceps Sunshine HK is incorporated in Hong Kong and has no operating profit or tax liabilities during the periods. Cordyceps Sunshine HK is subject to tax at 8.25% on the first HKD 2,000,000 profit and 16.5% on the remaining profits arising in or derived from Hong Kong.

Taiwan

Cordyceps Sunshine Biotech Holdings Co., Ltd. is incorporated in the Cayman Islands, and has established a branch in Taiwan. It is a branch office of a foreign company and is not an independent legal entity, subject to the provisions of the For-profit Income Tax Act. The applicable sales tax rate is 5%, and the applicable income tax rate is 20%.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 - INCOME TAXES (continued)

China, PRC

Chengdu Skyherb was incorporated in the PRC and are subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. On March 16, 2007, the National People’s Congress enacted a new enterprise income tax law, which took effect on January 1, 2008. The law applies a uniform 25% enterprise income tax rate to both foreign invested enterprises and domestic enterprises.

Chengdu Skyherb incurred net loss and no income tax was provided for the nine months ended September 30, 2023 and 2022.

Note 12 - CONCENTRATIONS, RISKS AND UNCERTAINTIES

Concentration

The Company offers one product (cordyceps) for sale while depends on limited suppliers for materials. Accordingly, the Company has a concentration risk related to its suppliers. Failure to maintain existing relationships with the customers and suppliers or to establish new relationships in the future could negatively affect the Company’s ability to generate revenue and obtain materials in a timely manner.

There is no customer whose revenue accounted more than 10% of the Company’s total revenue for the nine months ended September 30, 2023 and 2022.

The concentration on suppliers’ purchases is as follows:

	For nine months ended September 30,
	2023		2022
Suppliers	Amount	%	Amount	%
Supplier A	48,638	74.55%	N/A	N/A
Supplier B	15,360	23.54%	N/A	N/A

Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. The Company held cash and cash equivalents which were deposited in financial institutions located in Mainland China, and each bank account is insured by the local government authority with the maximum limit of RMB 500,000 (equivalent to approximately $71,821). The Company also held cash and cash equivalents which were deposited in financial institutions located in Taiwan, and each bank account is insured by the local government authority with the maximum limit of TWD 3,000,000 (equivalent to approximately $108,147).To limit exposure to credit risk relating to deposits, the Company primarily place cash and cash equivalent deposits with large financial institutions which management believes are of high credit quality and the Company also continually monitors their credit worthiness.

CORDYCEPS SUNSHINE BIOTECH HOLDINGS CO., LTD AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 - CONCENTRATIONS, RISKS AND UNCERTAINTIES (continued)

The Company’s operations are carried out in China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation among other factors.

Liquidity risk

The Company is also exposed to liquidity risk which is risk that it is unable to provide sufficient capital resources and liquidity to meet its commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, the Company will turn to other financial institutions and the shareholders to obtain short-term funding to meet the liquidity shortage.

Other risk

The Company’s business, financial condition and results of operations may also be negatively impacted by risks related to natural disasters, extreme weather conditions, health epidemics and other catastrophic incidents, such as the COVID- 19 outbreak and spread, which could significantly disrupt the Company’s operations.

Note 13 - SUBSEQUENT EVENTS

The Company evaluates subsequent events that have occurred after the balance sheet date but before the financial statements are issued. Based on this evaluation, the Company concluded that subsequent to September 30, 2023, the date the financial statements were available to be issued, there was no subsequent event that would require disclosure to or adjustment to the financial statements other than the ones disclosed above.